Laura R. Kuntz Member of the Firm Tel 973 597 2398 Fax 973 597 2399 lkuntz@lowenstein.com

June 14, 2007

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Wilshire Enterprises, Inc. (the “Company”) Revised Preliminary Proxy Statement on Schedule 14A Filed June 13, 2007 File No. 001-04673

Dear Mr. Duchovny:

This letter is written in response to your letter to me, dated June 14, 2007. I have set forth below each of the SEC’s comments verbatim, followed by the Company’s response.

Revised Preliminary Schedule 14A

Proposal 1. Election of Directors, page 8

1. SEC Comment: We note your response to previous comment 7. Please disclose in the proxy statement the information required by Item 5(b)(1)(vi)-(xii) of Schedule 14A. Note that incorporation by reference into a proxy statement is permitted only to the extent permitted by each Item in Schedule 14A and Item 5 does not permit incorporation by reference. See Note D to Schedule 14A.

Company Response: In its amended preliminary proxy materials filed with the SEC, the Company has made the disclosures required by Item 5(b)(1)(vi)-(xii) of Schedule 14A. We note that some of those items only require disclosure if there is something to disclose. For the Staff’s convenience, we have set forth below where the required information may be found in the revised proxy materials, or if there is no information to disclose:

Item 5(b)(1)(vi) requires disclosure of all securities of the registrant purchased or sold within the past two years by the participants (which we have defined on page 1 of the Proxy Statement to be the Company and the directors of the Company). This information is disclosed on page 9 of the revised preliminary proxy materials.

Daniel F. Duchovny, Esq. Page 2	June 14, 2007

Item 5(b)(1)(vii) requires disclosure if any of the purchase price for the shares described in clause (vi) is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. No borrowed funds were used in any of the purchases disclosed pursuant to clause (vi), so no disclosure is required under clause (vii).

Item 5(b)(1)(viii) requires the Company to state in the proxy materials whether or not the participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the registrant. There were no such contracts, arrangements or understandings, and this is now disclosed on page 9 of the revised preliminary proxy materials.

Item 5(b)(1)(ix) requires the Company to state the amount of securities of the registrant owned by each of the participant’s associates. None of the participants has any “associates”, as defined by SEC rules, and so no disclosure is made in the revised preliminary proxy materials.

Item 5(b)(1)(x) requires the Company to state the amount of securities of any parent or subsidiary of the registrant which the participant owns. Wilshire does not have a parent. All of the Company’s subsidiaries are wholly owned by Wilshire, and this is stated on page 9 of the revised preliminary proxy materials.

Item 5(b)(1)(xi) requires that the Company furnish in the proxy statement, for the participant and associates of the participant, the information required by Item 404(a) of Regulation S-K. There is nothing to disclose pursuant to Item 404(a) and, accordingly, no such information is furnished in the revised preliminary proxy materials.

Item 5(b)(1)(xii) requires disclosure of whether or not the participants or any of their associates have any arrangement or understanding with respect to future employment or any future transactions. A sentence stating that no such arrangements exist has been added to page 9 of the revised preliminary proxy materials.

Possible Stockholder Proposal, page 22

2. SEC Comment: We note in the preliminary proxy statement filed by Full Value Partners that this proposal is intended to be precatory. Please clarify this in your disclosure here and in the last paragraph of the cover page.

Daniel F. Duchovny, Esq. Page 3	June 14, 2007

Company Response: The Company has added the following language on page 22 and at the end of the paragraph which now appears on page 2 of the revised preliminary proxy materials: “The stockholder proposal is precatory, which means that even if it is approved by the stockholders, it will be non-binding on the Company. As stated elsewhere in this Proxy Statement, the Company is already actively pursuing a sale or merger of the Company. The stockholder proposal which appears on the enclosed WHITE proxy card has been modified slightly from the language in Full Value’s February 2007 letter to be consistent with the language Full Value has included in its proxy materials.”

If you have any questions concerning this letter or the Company’s amended preliminary proxy materials, please call Laura R. Kuntz at 973-597-2398, Peter H. Ehrenberg at 973-597-2350 or Jeffrey M. Shapiro at 973-597-2470.

Very truly yours,

/s/ Laura R. Kuntz

LRK:wjh

Enclosure(s)
cc:	Ms. Sherry Wilzig Izak Peter H. Ehrenberg, Esq. Jeffrey M. Shapiro, Esq.